

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

Douglas Croxall
Chief Executive Officer
Crown Electrokinetics Corp.
1110 NE Circle Blvd.
Corvallis, Oregon 97330

   Re: Crown Electrokinetics Corp.
     Registration Statement on Form S-3
     Filed April 26, 2023
     File No. 333-271436

Dear Douglas Croxall:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eranga Dias at 202-551-8107 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing